UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 10, 2025

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2025

EDAP TMS S.A.

/s/ KEN MOBECK
KEN MOBECK
CHIEF FINANCIAL OFFICER

EDAP Appoints Joshua H. Levine to Board of Directors

AUSTIN, Texas, January 10, 2025 -- EDAP TMS SA (Nasdaq: EDAP) (“the Company” or “EDAP”), the global leader in robotic energy-based therapies, today announced the appointment of Joshua H. Levine to its Board of Directors.

“We are pleased to welcome Josh Levine to our Board of Directors," said Dr. Lance Willsey, Interim Chairman of the Board of EDAP TMS. “Josh brings a wealth of executive experience and a track record of growing shareholder value by focusing on transformative, high growth business strategies within the medical technology sector. As EDAP continues to grow the market for its leading Focal One® robotic HIFU platform, Josh will help shape our strategic vision and execution as we expand our leadership in developing the most advanced HIFU technology applications for addressing multiple therapeutic areas.”

“I am very excited to join EDAP’s Board of Directors, particularly at a time when the Focal One platform is clearly transforming the treatment paradigm within prostate cancer,” said Josh Levine. “Over the last two years, EDAP has made significant progress in establishing Focal One as the dominant and most technologically advanced platform for delivering robotic HIFU. As a member of the Board of Directors, I look forward to working with EDAP’s senior executives to help expand this exciting technology which clearly has the potential to transform treatment paradigms across a broad range of indications, including endometriosis and BPH.”

Mr. Levine is a strategic business leader with decades of diverse global board and executive management experience within the medical technology industry. He possesses a deep expertise in portfolio transformation, strategic business development and driving shareholder value. From 2012 to 2022, Mr. Levine served as President, Chief Executive Officer, and Director of Accuray Incorporated, where he led a transformative turnaround that involved all strategic, operational, and financial activities that restored the business to consistent top line growth, positive operating profit, free cash flow (EBITDA), and expanded the company’s global footprint. Before joining Accuray, Mr. Levine served as President, Chief Executive Officer, and Board Member of Immucor, Inc. (Nasdaq: BLUD), where he led the transition from the company being publicly traded up until its acquisition as a private entity by TPG Capital in August 2011 for approximately $2 billion. From 2004 to 2010, Mr. Levine served as President, Chief Executive Officer and Board Member of Mentor Corporation (NYSE: MNT), where he played an instrumental role in repositioning the company by executing a strategic transformation focused on higher growth markets, ultimately leading to the company’s acquisition by Johnson & Johnson (J&J) in June 2008 for $1.2 billion.

His independent public company director experience began in 2018 at Natus Medical Corporation where he served on the boards audit, compensation, and nominating/governance committees. From 2021-2022 he served as the non-executive Chairperson of the Board. In July 2022, Natus was acquired by Archimed, a French private equity firm, in a transaction valued at $1.2 billion. Mr. Levine currently is the non-executive Chairperson of the Board of Adaptiiv Medical Technologies, a Halifax, NS based venture backed start up in the radiation oncology space. Mr. Levine has completed executive management programs at UCLA Anderson School of Business, Stanford University, and University of Pennsylvania, and he received his bachelor’s degree in communications from the University of Arizona.

About EDAP TMS SA

A recognized leader in the robotic energy-based therapies, EDAP TMS develops, manufactures, promotes and distributes worldwide minimally invasive medical devices for various conditions using ultrasound technology. By combining the latest technologies in imaging, robotics and precise non-invasive energy delivery, EDAP TMS introduced the Focal One® in Europe and in the U.S. as the leading prostate focal therapy controlled by urologists with the potential to expand to multiple indications beyond prostate cancer. For more information on the Company, please visit http://www.edap-tms.com, us.hifu-prostate.com and www.focalone.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of applicable federal securities laws, including Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934, which may be identified by words such as “believe,” “can,” “contemplate,” “could,” “plan,” “intend,” “is designed to,” “may,” “might,” “potential,” “objective,” “target,” “project,” “predict,” “forecast,” “ambition,” “guideline,” “should,” “will,” “estimate,” “expect” and “anticipate,” or the negative of these and similar expressions, which reflect our views about future events and financial performance. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy and distribution divisions, as well as risks associated with the current worldwide inflationary environment, the uncertain worldwide economic, political and financial environment, geopolitical instability, climate change and pandemics like the COVID 19 pandemic, or other public health crises, and their related impact on our business operations, including their impacts across our businesses or demand for our devices and services.

Other factors that may cause such a difference may also include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F.

Forward-looking statements speak only as of the date they are made. Other than required by law, we do not undertake any obligation to update them in light of new information or future developments. These forward-looking statements are based upon information, assumptions and estimates available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete.

Company Contact
Blandine Confort
Investor Relations / Legal Affairs
EDAP TMS SA
+33 4 72 15 31 50
bconfort@edap-tms.com

Investor Contact
John Fraunces
LifeSci Advisors, LLC
(917) 355-2395
jfraunces@lifesciadvisors.com